UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                          JACK HENRY & ASSOCIATES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   426281-10-1

                                 (CUSIP Number)

      Jerry D. Hall, 663 Highway 60, Monett, Missouri  65708  (417) 235-6652

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   April 7, 1997

             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 426281-10-1
                                           Jerry D. Hall
 (1) Names of Reporting Persons  . . .
 S.S. or I.R.S. Identification Nos. of
                                           ###-##-####
 above persons . . . . . . . . . . . .

 (2) Check the appropriate box if a      (a)
 member of a group
                                         (b)
 (see instructions)
 (3) SEC use only  . . . . . . . . . .

                                           00
 (4) Source of funds (see instructions)

 (5) Check if disclosure of legal
 proceedings is required pursuant to
 Items 2(d) or 2(e).
 (6) Citizenship or place of               United States
 organization  . . . . . . . . . . . .

 Number of shares beneficially owned by
 each reporting person with:
                                         1,719,464 which includes 47,083 held
 (7) Sole voting power  . . . . . .
                                         in his account under the Company s
                                         ESOP.

                                              -0-
 (8) Shared voting power  . . . . .
                                         1,719,464 which includes 47,083 held
 (9) Sole dispositive power . . . .
                                         in his account under the Company s
                                         ESOP.

                                             -0-
    (10) Shared dispositive power  . .

 (11) Aggregate amount beneficially
 owned by each reporting person.         1,719,464
 (12) Check if the aggregate amount
 in Row (11) excludes certain shares
 (see instructions).

 (13) Percent of class represented
                                              9.44%
      by amount in Row (11) . . . . . . . .

 (14) Type of reporting person
                                           IN
 (see instructions). . . . . . . . . .


      This statement constitutes Amendment No. 7 to the Schedule 13D, dated June 7, 1991 (the "Schedule 13D"), as amended August 19, 1991, October 22, 1991, March 3, 1992, August 5, 1992, December 2, 1992, and December 15, 1993, previously filed by Jerry D. Hall with respect to the Common Stock of the Company (as hereinafter defined). All Items of the Schedule 13D are amended in their entirety as follows:.

      ITEM 1.  SECURITY AND ISSUER.

      This Statement pertains to the Common Stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708.

      ITEM 2.  IDENTITY AND BACKGROUND.

      (a)   Jerry D. Hall

      (b)   663 Highway 60, Monett, Missouri  65708.

      (c)   Executive Vice President and Director of the Company.

      (d) During the last five years, Mr. Hall has not been convicted in any criminal proceeding.

      (e) During the last five years, Mr. Hall has not been a party to a civil proceeding of a judicial or administrative body, the result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Hall is a United States citizen.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The exercise price of the shares of Common Stock acquired by Mr. Hall by exercise of stock options as detailed below was paid by exchange of shares of Common Stock previously owned by Mr. Hall pursuant to the terms of the Company s 1987 Stock Option Plan.

      ITEM 4.  PURPOSE OF TRANSACTION.

      Mr. Hall may acquire or may sell shares of Common Stock from time to time as circumstances dictate. Mr. Hall currently serves as an executive officer and director of the Company and, in such positions, he has the power to influence the policies of the Company. He intends to vote his Company stock in favor of plans, transactions and matters which he supports. Through his positions and Company stock holdings, Mr. Hall may be deemed to exert a controlling influence over the Company. However, other than as described herein, at the present time Mr. Hall has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      ITEM 5 OF THE SCHEDULE 13D IS AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

      (a) Mr. Hall beneficially owns a total of 1,719,464 shares of Common Stock, representing 9.44% of the outstanding common stock of the Company.

      (b) Mr. Hall owns a total of 1,719,464 shares of Common Stock, over which he has sole voting and dispositive power. Included in this amount are 47,083 shares of Common Stock allocated to Mr. Hall's account under the Company's ESOP. Mr. Hall has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock.

      (c) Mr. Hall has continued to sell shares of Common Stock in occasional open market transactions, none of which occurred during the last sixty (60) days. On April 7, 1997, Jerry D. Hall exercised certain compensatory stock options and acquired 270,000 additional shares of Common Stock. The exercise price was $3.85 per share. The exercise price and certain withholding taxes were paid to the Company by the exchange of 134,448 shares of Common Stock previously owned by Mr. Hall, valued at $19.00 per share.

      (d)   Not Applicable.

      (e)   Not Applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      None.



                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 8, 1997

                                          Jerry D. Hall